UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Administrative Committee

Liberty Global 401(k) Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 and reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Anton Collins Mitchell LLP

Denver, Colorado

June 26, 2009

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2008	2007
Cash and cash equivalents	$1,041	$1,004

Investments, at fair value:
Money market funds	985,782	1,095,791
Mutual funds	8,457,980	12,144,745
Employer stock	2,638,959	6,092,035
Common collective trust	195,076	130,572
Participant loans	133,154	149,910

Total investments	12,410,951	19,613,053

Employer contributions receivable, net of forfeitures	183,329	172,815

Net assets available for Plan benefits at fair value	12,595,321	19,786,872

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	10,523	1,419

Net assets available for Plan benefits	$12,605,844	$19,788,291

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2008

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,383,380
Employer, net of forfeitures applied	1,218,585
Rollovers	69,768

Total contributions	2,671,733

Investment income (loss):
Interest and dividends	466,096
Net depreciation in fair value of investments	(8,464,277)

Total investment loss, net	(7,998,181)

Distributions to participants	(1,854,655)

Administrative expenses	(1,344)

Net decrease in net assets available for Plan benefits	(7,182,447)

Net assets available for Plan benefits, beginning of year	19,788,291

Net assets available for Plan benefits, end of year	$12,605,844

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1) Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan agreement for a more complete description of the Plan’s provisions. LGI reserves the right to amend the Plan at any time.

General

The Plan was established January 1, 1994 and is a defined contribution plan sponsored by Liberty Global, Inc. (LGI). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates, most recently as of September 1, 2008, at which time the Plan was amended to permit Roth deferral contributions.

Eligibility

Employees of LGI and designated 80% or more owned subsidiaries of LGI are eligible to participate in the Plan. Collectively bargained employees, leased employees and Puerto Rico employees are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 60% of their eligible compensation, as defined in the Plan. Participants who are not residents or citizens of the United States may make after-tax contributions to the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution percentages and type of contribution on each January 1, April 1, July 1 or October 1. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). Employee pre-tax contributions and combined employee/employer contributions per participant were limited to $15,500 and $46,000, respectively, in 2008.

Employee contributions may be invested in any investment in the Plan at the employee’s election. All employer matching contributions are made in LGI Series C common stock. Participants who are fully vested in their employer contributions can transfer the investment in LGI Series A and LGI Series C common stock contributed by the employer to any investment in the Plan. Employer contributions for participants who are not fully vested remain in LGI Series C common stock.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 6.00% to 9.25% at December 31, 2008. Principal and interest are paid ratably through monthly payroll deductions.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan expenses. Forfeitures of $19,743 and nil were used to offset employer contributions and to pay Plan expenses, respectively during 2008. Unallocated forfeitures available as of December 31, 2008 and 2007 were $64,242 and $45,694, respectively. As of December 31, 2008 and 2007, forfeitures of $16,455 and $13,516, respectively were used to offset the employer contributions receivable.

Investment Options

For the year ended December 31, 2008, the Plan has various investment options, including 23 mutual funds, two employer stock funds, one money market fund and one common collective trust. Plan participants may change investment options on any day the New York Stock Exchange is open for trading.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 65, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

	Vesting Percentages
Years of service	Employer contributions on or after January 1, 2004	Employer contributions prior to January 1, 2004
Less than 1	0%	0%
1	33%	25%
2	66%	50%
3	100%	75%
4 or more	100%	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

Investments

Investments are reflected in the accompanying financial statements at fair value. For additional information, see note 5.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), only assets that are attributable to fully benefit-responsive investment contracts are eligible for contract value accounting treatment. The Plan invests in a common collective trust, the Fidelity Managed Income Portfolio, which meets the definition of the fully benefit-responsive investment contract. As required by the FSP, the statements of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value basis relating to the fully benefit-responsive investment contracts. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The IRS has determined and informed LGI by a letter dated November 3, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Voting Rights of LGI Stock

Fidelity holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer match contributions. Any additional administrative expenses of the Plan are paid by LGI. Loan fees paid by participants were $1,344 during 2008.

Payment of Benefits

Benefits are recorded when paid.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds, one money market fund and one common collective trust fund managed by Fidelity. There are also two funds which are comprised of LGI common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan, and are reflected in the net appreciation (depreciation) of those funds.

(3) Accounting Changes and Recent Accounting Pronouncements

Accounting Changes

SFAS 157

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The Plan adopted SFAS 157 effective January 1, 2008.

Recent Accounting Pronouncements

FSP 157-4

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 clarifies that transaction or quoted prices may not be determinative of fair value when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance with respect to the circumstances that indicate a transaction is not orderly and the resulting ramifications on the fair value measurement for the asset or liability. FSP 157-4 is effective for interim and annual periods ending after June 15, 2009 and shall be applied prospectively. The Plan does not expect the adoption of FSP 157-4 to have a material impact on the Plan’s financial statements.

(4) Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	December 31,
	2008	2007
LGI Series A common stock *	$656,039	$1,895,834
LGI Series C common stock *	$1,982,920	$4,196,201
Fidelity Diversified International Fund	$1,539,670	$2,563,898
The Oakmark Equity and Income Fund	$1,426,284	$1,730,492
Fidelity Blue Chip Growth Fund	$991,870	$1,617,280
Fidelity Retirement Money Market Portfolio	$985,782	$1,095,791
Allianz NFJ Small Cap Value Fund - Administrative Class	$827,966	$989,776
Fidelity Equity Income Fund	$797,021	$1,466,079

*	Participant and non-participant directed investments.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

(5) Fair Value Measurements

SFAS 157 provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer stock. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan has concluded that these investments should be classified as Level 1 investments.

Common collective trust (Fidelity Managed Income Portfolio). This investment is a fully benefit-responsive investment contract. The net asset value is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The Plan has concluded that this investment should be classified as a Level 2 investment as this investment contains observable inputs but does not qualify as Level 1.

Participant loans. Participant loans are recorded at their outstanding balances, which we believe represent their fair values. Given that a participant loan is settled at its outstanding principal and interest balance regardless of the applicable interest rate, maturity and credit risk, we believe that the outstanding balance of a participant loan is the primary factor that should be considered in assessing the fair value of a participant loan. As the outstanding balance of a participant loan is an observable input, the Plan has concluded that participant loans should be classified as Level 2 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

		Fair value measurements at December 31, 2008 using:
Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Investments:
Cash	$1,041	$1,041	$—
Money market funds	985,782	985,782	—
Mutual funds	8,457,980	8,457,980	—
Employer stock	2,638,959	2,638,959	—
Common collective trust	195,076	—	195,076
Participant loans	133,154	—	133,154

Total	$12,411,992	$12,083,762	$328,230

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2008
	LGI common stock*	Other investments**	Total
Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$21,506	$1,361,874	$1,383,380
Employer, net of forfeitures applied	1,218,585	—	1,218,585
Rollovers	—	69,768	69,768

Total contributions	1,240,091	1,431,642	2,671,733

Investment income (loss):
Interest and dividends	—	466,096	466,096
Net depreciation in fair value of investments ***	(3,776,445)	(4,687,832)	(8,464,277)

Total investment loss, net	(3,776,445)	(4,221,736)	(7,998,181)

Distributions to participants	(555,888)	(1,298,767)	(1,854,655)

Administrative expenses	(394)	(950)	(1,344)

Exchanges, participant loan withdrawals and repayments, net	(360,440)	360,440	—

Net decrease in net assets available for Plan benefits	(3,453,076)	(3,729,371)	(7,182,447)

Net assets available for Plan benefits, beginning of year	6,092,035	13,696,256	19,788,291

Net assets available for Plan benefits, end of year	$2,638,959	$9,966,885	$12,605,844

*	Participant and non-participant directed investments
**	Participant directed investments
***	Net depreciation in fair value of other investments is associated with mutual fund investments

(7) Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds, (ii) one common collective trust and (iii) common stock of LGI. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Shares of LGI common stock are also exposed to risks specific to LGI. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Investment in the common stock of LGI represented approximately 21% and 31% of the net assets available for Plan benefits as of December 31, 2008 and 2007, respectively. Changes in the LGI common stock price can have a significant impact on the Plan’s net assets available for Plan benefits.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements - continued

(8) Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) net assets available for Plan benefits and (ii) net investment loss per the accompanying financial statements to Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for Plan benefits per the accompanying financial statements	$12,605,844	$19,788,291
Adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts	(10,523)	(1,419)

Net assets available for Plan benefits per the Form 5500	$12,595,321	$19,786,872

	Year ended December 31, 2008
Net investment loss per the accompanying financial statements	$(7,998,181)
Net adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts	(9,104)

Total investment loss, net per the Form 5500	$(8,007,285)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 SCHEDULE H, Part IV, Line 4i

December 31, 2008

Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Fair Value
*	Cash (held in stock purchase account)	Cash	—	$1,041
*	Fidelity Retirement Money Market Portfolio	Money market fund	985,782	985,782
*	Liberty Global, Inc. Series A common stock	Common stock	41,208	656,039	(a)
*	Liberty Global, Inc. Series C common stock	Common stock	130,627	1,982,920	(b)
*	Fidelity Managed Income Portfolio	Common collective trust	205,599	195,076
*	Spartan U.S. Equity Index Fund	Mutual fund	9,598	306,170
	PIMCO High Yield Fund - Administrative Class	Mutual fund	35,768	239,289
	Allianz NFJ Small Cap Value Fund - Administrative Class	Mutual fund	43,463	827,966
	Baron Growth Fund	Mutual fund	12,059	371,532
	The Oakmark Equity and Income Fund	Mutual fund	66,154	1,426,284
*	Fidelity Equity Income Fund	Mutual fund	25,819	797,021
*	Fidelity Inflation Protected Bond Fund	Mutual fund	21,377	224,461
*	Fidelity Investment Grade Bond Fund	Mutual fund	72,625	461,170
*	Spartan Extended Market Index Fund	Mutual fund	19,234	433,719
*	Fidelity Blue Chip Growth Fund	Mutual fund	37,699	991,870
*	Fidelity Diversified International Fund	Mutual fund	71,579	1,539,670
*	Fidelity Freedom Income Fund	Mutual fund	898	8,589
*	Fidelity Freedom 2000 Fund	Mutual fund	7,881	79,202
*	Fidelity Freedom 2005 Fund	Mutual fund	7,395	62,044
*	Fidelity Freedom 2010 Fund	Mutual fund	11,084	114,835
*	Fidelity Freedom 2015 Fund	Mutual fund	3,689	31,580
*	Fidelity Freedom 2020 Fund	Mutual fund	16,026	161,064
*	Fidelity Freedom 2025 Fund	Mutual fund	12,315	101,352
*	Fidelity Freedom 2030 Fund	Mutual fund	11,100	108,332
*	Fidelity Freedom 2035 Fund	Mutual fund	8,164	65,556
*	Fidelity Freedom 2040 Fund	Mutual fund	14,442	80,730
*	Fidelity Freedom 2045 Fund	Mutual fund	1,214	7,990
*	Fidelity Freedom 2050 Fund	Mutual fund	2,717	17,554
*	Participant loans	Interest rates ranging from 6.00% to 9.25%, with various maturity dates	—	133,154

	Total			$12,411,992

*	Party-in-interest as defined by ERISA.
(a)	Historical aggregate cost of Liberty Global, Inc. Series A common stock is $795,930.
(b)	Historical aggregate cost of Liberty Global, Inc. Series C common stock is $3,361,776.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4j

For the Year ended December 31, 2008

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain
Category (i) - individual transactions in excess of 5% of Plan assets: None

Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. (a)	Series C common stock	40	$1,244,669	$—	$1,244,669	$1,244,669	$—
Liberty Global, Inc. (a)	Series C common stock	29	$—	$705,692	$590,665	$705,692	$115,027

(a)	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist Member of Administrative Committee

June 26, 2009

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23.1 – Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP